UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 Under The Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 000-29336

ATNA RESOURCES LTD.

510 - 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___________________________

Exhibit Number	Documents

EX-99.1	News Release dated June 10, 2005 - Atna Appoints Pinson Project Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.
(Registrant)
Date: June 10, 2005	By:	/s/ Bonnie Whelan
Bonnie Whelan
Corporate Secretary